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                                                                      EXHIBIT 20


                                                ORIGINAL

                                                     FILED
LIONEL Z. GLANCY, ESQ.  #134180            ORANGE COUNTY SUPERIOR COURT
PETER A. BINKOW, ESQ.  #173848                      DEC 15 1997
LAW OFFICES OF LIONEL Z. GLANCY          ALAN SLATER, Executive Officer/Clerk
1801 Avenue of the Stars                       /s/ A. Knox
Suite 308                                       BY A. KNOX
Los Angeles, California  90067                  [Stamped]
(310) 201-9150

GOODKIND LABATON RUDOFF &
  SUCHAROW LLP
100 Park Avenue
New York, New York  10017
(212) 907-0700


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

                    SUPERIOR COURT OF CALIFORNIA
                      FOR THE COUNTY OF ORANGE                          788066
 ..................................................................x
WILLIAM STEINER, on behalf of                                     :
himself and all others similarly                                  :
situated,                                                         :
                                                                  :     Civil Action No.
                                        Plaintiff,                :
                                                                  :     CLASS ACTION
                  -against-                                       :
                                                                  :     COMPLAINT FOR
PACIFIC SCIENTIFIC CO., LESTER                                    :
HILL, WALTER F. BERAN, RALPH O.                                   :
BRISCOE, RALPH D. KETCHUM, WILLIAM                                :
A. PRESTON, MILLARD H. PRYOR, JR.                                 :
and THOMAS P. STAFFORD,                                           :
                                                                  :     JUDGE WILLIAM F. McDONALD
                                        Defendants.               :            DEPT. 20
                                                                  :
 ..................................................................x

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                  Plaintiff alleges upon information and belief except as to paragraph 1, which is alleged on knowledge, as follows:


                             THE PARTIES

                  1. Plaintiff is and at all times relevant hereto has been the owner of shares of the common stock of Pacific Scientific Co. ("Pacific" or the "Company").

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                  2. Pacific is a corporation organized and existing under the laws of the State of California with offices in Newport Beach, California. Pacific manufactures and produces electrical equipment, including electric motors and electornic instruments and safety equipment, including fire detection and suppression equipment. Pacific has approximately 12.5 million shares of common stock issued and outstanding which trade on the New York Stock Exchange and other principal exchanges.

                  3. (a) Defendant Lester Hill ("Hill") is and has been the Chief Executive Officer, President and Chairman of Pacific.

                     (b) Defendants Walter F. Beran ("Beran"), Ralph O. Briscoe ("Briscoe"), Ralph D. Ketchum ("Ketchum"), William A. Preston ("Preston"), Millard H. Pryor, Jr. ("Pryor"), and Thomas P. Stafford ("Stafford") are and have been at all relevant times directors of Pacific.


                  4. The Individual Defendants set forth in paragraph 3 above are officers and/or directors of Pacific and as such, are in a fiduciary relationship with plaintiff and the other public stockholders of Pacific and owe to plaintiff and other members of the class the highest obligations of good faith, fair dealing and full disclosure.

                      CLASS ACTION ALLEGATIONS
                      ------------------------

                  5. Plaintiff brings this case on his own behalf and as a class action, pursuant to ss. 382 of the Code of Civil Procedure on behalf of all public stockholders of Pacific, and their succesors in interest, who are or will be threatened with injury arising from defendants' actions as more fully


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described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

                  6. This action is properly maintainable as a class action.

                  7. The class is so numerous that joinder of all members is impracticable. There are hundreds of stockholders of record located throughout the United States.

                  8. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member.

                  9. Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                  10. A class action is superior to other methods for fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

                  11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Accordingly, plaintiff is an adequate representative of the


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class and will fairly and adequately protect the interests of the class.

                  12. Plaintiff does not anticipate any difficulty in the management of this litigation as a class action.

                          CLAIM FOR RELIEF

                  13. Pacific operates in two business segments: electrical equipment and safety equipment. The electrical equipment segment produces: (i) electric motors and generators, (ii) electro-mechanical and electronic controls,
(iii) electronic instruments, and (iv) electronic ballast for fluorescent lights. The safety equipment segment produces: (i) fire detection and suppression equipment, (ii) personal safety restraints, (iii) mechanical and electro-mechanical flight control components, and (iv) pyrotechnics.

                  14. On December 15, 1997, Kollmorgan Corporation ("Kollmorgan") announced a proposed business combination with Pacific wherein it offered to acquire a majority of Pacific's common stock outstanding for $20.50 per share in cash. Under the proposal, following a successful tender offer for a majority of Pacific's shares, Kollmorgan and Pacific would merge and each remaining share of Pacific common stock would be exchanged for Kollmorgan common stock having a value of $20.50 per share, subject to a collar. Following the proposed business combination, Pacific's current shareholders would own approximately 43% of the combined Kollmorgan/Pacific enterprise. The proposed business combination of Kollmorgan


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and Pacific, as described herein, will hereinafter be referred to as the
"Kollmorgan Proposal."


                  15. The $20.50 per share price contemplated in the Kollmorgan Proposal represents a 33% premium over Pacific's closing market price on Friday, December 12, 1997 (the last trading day prior to the announcement of the Kollmorgan Proposal), and a premium of approximately 37% over the average closing price for Pacific's common stock for the preceding thirty trading days.


                  16. The reaction of the investment community to the Kollmorgan Proposal has been extremely positive. Pacific's shares rose more than $6 to $22 on the day of the announcement of the Kollmorgan Proposal.

                  17. This action is brought as a class action on behalf of all public stockholders of Pacific who are being deprived of the opportunity to maximize the value of their Pacific securities. Defendants are required to exercise their fiduciary duties and provide the best possible transaction for Pacific stockholders through the implementation of appropriate bidding mechanisms, and exploration of all available strategic alternatives designed to ensure that the public stockholders' best interests are served and have not been injured by defendants' own self-interest.

                  18. Pacific has had in place, since 1988, a "poison pill" shareholders' rights plan. The rights plan is intended to deter and/or defeat any offer for shares of the company's stock or business combination of which the Company's Board of Directors disapproves. Under the provisions of the rights


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plan, if any person or group acquires 25% beneficial ownership or announces or commences such tender offer, each right not owned by such person or related parties entitle its holder to purchase, at the right's then current exercise price, that number of units of series A preferred stock equal to the then current exercise price divided by 50% of an average market price for the common stock. The financial terms of the rights plan which could be activated by the Board in response to the Kollmorgan Proposal, make it prohibitively expensive for any bidder, including Kollmorgan to acquire shares in a tender offer or other business combination not approved by Pacific's Board of Directors who have the right to rescind the rights plan and thereby remove that financial impediment from an approved bid.

                  19. In connection with initiating the Kollmorgan Proposal, Gideon Argov, Chairman of the Board, and Chief Executive Officer of Kollmorgan wrote a letter to Pacific's Chief Executive Officer, defendant Hill on December 15, 1997 (the "Argov Letter"). The Argov Letter disclosed that Kollmorgan had on at least two prior occasions in August and as recently as December 9 communicated Kollmorgan's interest in a business combination with Pacific. The Argov Letter states:

                  We at Kollmorgan were thus quite disappointed that in August and again in December you refused to seriously consider our proposal for this business combination.


In announcing the proposed combination Argov stated:

                  My colleagues and I have been disappointed that to date, Pacific Scientific's management and Board of Directors have declined to negotiate our proposal.


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                  20. Based upon Pacific's prior intransigence with respect to a business combination with Kollmorgan, despite the substantial premiums to market value embodied in the Kollmorgan Proposal, it is reasonable to infer that the Company and the defendants are clearly resistant to the Kollmorgan Proposal and/or the maximization of shareholder value through a business combination with another entity or the sale of the Company.

                  21. Moreover, Pacific has an array of anti-takeover devices in place designed to thwart "unfriendly" bids for the Company, including the "poison pill" shareholder rights plan described above.

                       FIRST CLAIM FOR RELIEF
                       ----------------------

                  22. At all times herein, defendants were and are obligated to adequately consider, in a timely fashion and on an informed basis, any reasonable proposal from any party, not to place their own self-interests and personal considerations ahead of the interests of the stockholders, and to make corporate decisions in good faith.

                  23. Defendants' fiduciary obligations require them to:

                  (a) arrange for the sale of Pacific to the highest bidder, including obligating them to undertake an appropriate evaluation of any bona fide offers, provide nonpublic information to such offerors to enable them to make the highest possible bid for the Company and take such other appropriate steps to solicit the highest possible bid for the Company; and


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                  (b) act independently, including appointing a disinterested committee so that the interests of Pacific's public stockholders would be protected.

                  24. By virtue of the acts and conduct alleged herein, the Individual Defendants, who direct the actions of the Company, have breached their fiduciary duties owed to plaintiff and other class members and are carrying out a plan and scheme to entrench themselves in office and to protect and advance their own parochial interests at the expense of Pacific. Defendants' conduct constitutes a breach of their fiduciary obligation and has violated the mandate of the Company's shareholders to maximize value. The Individual

Defendants have not exercised and are not exercising independent business judgment and have acted and are acting to the detriment of the Class. The defendants' prior adverse responses to a business combination with Kollmorgan and/or others was made without adequate information as to what Kollmorgan would be prepared to offer in a fully negotiated transaction, so that defendants can maintain their positions and prerequisites in and control of the Company.

                  25. Moreover, Defendants have refused to take those steps necessary to ensure that the Company's public shareholders will receive maximum value for their shares of Pacific common stock. Defendants' failure to pursue negotiations regarding a business combination with Kollmorgan or any other company is clearly the result of a desire by the Individual Defendants to protect their own substantial salaries, perquisites and positions with the Company.


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                  26. As a result of the foregoing, the Individual Defendants have breached and/or aided and abetted breaches of fiduciary duties owed to Pacific and its stockholders. Unless corrected, this conduct will continue to be wrongful, unfair, and harmful to Pacific's shareholders.

                  27. Unless enjoined by this Court, defendants will breach their fiduciary duties owed to plaintiff and the other members of the Class and may benefit themselves in their corporate offices, all to the irreparable harm of the Class, as aforesaid.

                  28. Plaintiff and the other members of the Class have no adequate remedy at law.

                  WHEREFORE, plaintiff demands judgment as follows:

                  1. declaring this to be a proper class action;

                  2. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by taking all steps necessary to maximize the price of Pacific, including arranging for the sale of Pacific to the highest bidder, by:

                           a)  cooperating fully with any person or entity
having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company;

                           b)  undertake an appropriate evaluation of Pacific's
worth as a merger/acquisition candidate;

                           c)  take all appropriate steps to enhance Pacific's
value and attractiveness as a merger/acquisition candidate;

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                           d)  take all appropriate steps to effectively expose
Pacific to the marketplace in an effort to create an active auction for Pacific;

                           e)  act independently so that the interests of
Pacific's public stockholders will be protected; and

                           f)  adequately ensure that no conflicts of interest
exist betweeen the Individual Defendant's interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Pacific's public stockholders;

                  3. ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                  4. requiring defendants to utilize the poison pill in a manner consistent with maximizing shareholder value;

                  5. awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and



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                  6. granting such other and further relief as this Court may deem to be just and proper.

Dated: December 15, 1997 LAW OFFICES OF LIONEL Z. GLANCY



                                   By:  /s/ Lionel Z. Glancy, Esq.
                                      -----------------------------------------
                                        Lionel Z. Glancy, Esq.
                                        Peter A. Binkow, Esq.
                                        1801 Avenue of the Stars
                                        Suite 308
                                        Los Angeles, CA  90067
                                        (310) 201-9150

                                        Attorney for Plaintiff
OF COUNSEL:

GOODKIND LABATON RUDOFF &
  SUCHAROW LLP
100 Park Avenue
New York, New York  10017
(212) 907-0700


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